EXHIBIT 10.9

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE (this "Amendment") is made and entered into as of the 11th day of February, 2000, between SOUTHPARK CORPORATE CENTER, L.L.C., a Delaware limited liability company ("Landlord"), and E-LOAN, INC., a Delaware corporation ("Tenant").

PREMISES OF AGREEMENT:

A.　　Landlord and Tenant have entered into that certain Office Lease (the "Lease") dated February 4th, 2000, whereby Tenant has leased from Landlord the premises described therein, located in Building "E" of Metro Square, 3563 Philips Highway, Jacksonville, Florida 32207.

B.　　Pursuant to Section 15.14 of the Lease, Landlord and Tenant have a mutual desire to amend the Lease as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.　　General. This Amendment is intended to be a modification of the terms and conditions of the Lease, subject to the provisions hereof. Except as may be otherwise provided, any word or phrase that is ascribed a certain definition or meaning in the Lease shall have the same definition or meaning where it appears in this Amendment. To the extent of any conflict between the Lease and the provisions of this Amendment, the provisions hereof shall govern and control the rights and obligations of the parties hereto.

2.　　Letter of Credit. Landlord and Tenant hereby agree that the provision Section 3.7 of the Lease shall be and the same hereby are deleted, and the following provisions shall be inserted in lieu thereof:

Additional Security.

a.　　As of the execution date of this Lease, Tenant shall, in addition to the Security Deposit, provide Landlord with a letter of credit in substantially the form attached as Exhibit "G" to this Lease, drawn on an FDIC-insured U.S. bank (the "issuing bank"), the face amount of such letter of credit (the "letter of credit") to be the sum of $500,000.00; provided that, subject to obtaining Landlord's prior written consent as set forth below, Tenant shall be permitted to reduce the face amount of the letter of credit as follows, such reductions to be effective as of the dates indicated below (the "reduction dates)"):

i.　　As of the beginning of the third Lease Year, to $410,000.00;

ii.　　As of the beginning of the fourth Lease Year, to $320,000.00; and

iii.　　As of the beginning of the fifth Lease Year, to $160,000.00.

b.　　As of the date thirty (30) days prior to each reduction date, Tenant may request in writing that Landlord consent to the reduction of the letter of credit as set forth above. Subject to any prior draft made on the letter of credit in accordance with the terms thereof, Landlord shall, within ten (10) days following receipt of Tenant's written request, either consent to the reduction of the letter of credit as requested or refuse such consent in writing. In the event that Landlord refuses to grant consent as requested, such refusal shall set forth any default(s) by Tenant that has (have) not been cured to Landlord's satisfaction as of the date thereof, the existence of which permits Landlord to refuse Tenant's request. Should Landlord refuse to consent to a reduction in the letter of credit due to any default(s) by Tenant, Landlord shall, upon receipt of Tenant's written request following satisfactory cure of such default(s), deliver written consent to such reduction as requested.

c.   Said letter of credit shall provide that it is being given to Landlord as security for Tenant's full and faithful performance of its obligations under this Lease and that, upon receipt of Landlord's written notice of demand, the issuing bank unconditionally agrees to pay the full amount of the letter of credit to Landlord- ~ provided that Landlord's notice shall certify that Tenant is in default under this Lease and shall specify the nature of such default. A copy of Landlord's demand notice with respect to said letter of credit shall also be given to Tenant. In the event that Landlord draws upon Tenant's letter of credit, the amount received shall be applied as necessary to cure Tenant's default, and the remaining balance, if any, shall continue to be held by Landlord as part of the Security Deposit under this Lease. Notwithstanding any provision hereof to the contrary, however, the face amount of Tenant's letter of credit shall not be reduced as set forth above in the event that Tenant is in default under this Lease. Furthermore, should the issuing bank notify Landlord of its intent to either (i) withdraw the letter of credit for any reason or (ii) reduce the face amount thereof below the amounts required above without Landlord's consent, Landlord's receipt of such notice shall be a material condition of default under this Lease, entitling Landlord to exercise any remedy provided hereunder, including drawing upon the letter of credit.

3.   Ratification. Subject to the express provisions of this Amendment, Landlord and Tenant hereby ratify each and every other provision of the Lease and confirm that the same are in full force and effect as of the date hereof.

EXECUTED by Landlord and Tenant as of the date first above written.

TENANT   LANDLORD

E-LOAN, INC.,   SOUTHPARK CORPORATE CENTER,
a Delaware corporation   L.L.C.,
                                                    a Delaware Limited Liability Company
By: _____
Print Name: Matt Roberts   By: PM SOUTHPARK CORPORATE
As Its: Director of Finance   CENTER, LC
                                                           a Florida Limited Liability Company,
                                                           as Manager

                                                           By: _____
                                                                M. Craig Meek, Manager